JOINT FILER INFORMATION

Name of Joint Filer:	Steven T. Stull

Address of Joint Filer:	909 Poydras Street, Suite 2230 New Orleans, LA 70112

Relationship of Reporting Person:	10% Owner

Designated Filer:	Advantage Capital Partners V Limited Partnership

Issuer and Ticker or Trading Symbol:	OMNI Energy Services Corp. (OMNI)

Period Covered by the Report:	February 12, 2004

Signature of Joint Filer:
Steven T. Stull